

Mail Stop 4628

April 3, 2018

Mark Layton
Chief Financial Officer
Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

      Re: **Mammoth Energy Services, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2017
              Filed February 28, 2018
              File No. 1-37917

Dear Mr. Layton:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

General

1.   We note the disclosures in response to prior comment 3 from our letter dated November 28, 2017. We are reviewing your response and may have additional comments.

Properties, page 45

2.   We note your disclosure of annual rated plant capacities on page 47. Please disclose utilization rates or actual annual production pursuant to Instruction 3 to Item 102 of Regulation S-K.

3.   We note your disclosure of mineral reserves on page 47. For each of your mineral reserve estimates please disclose the price assumption used to determine the economic viability of the materials designated as mineral reserves.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

<u>Liquidity and Capital Resources, page 66</u>

4.   We note that you tabulate a liquidity measure and quantify a figure labeled as "net debt" on page 66, without also providing the disclosures required for non-GAAP measures by Item 10(e)(1)(i) of Regulation S-K. Please expand your disclosure to include the information required by the aforementioned guidance.

5.   We note your risk factor disclosure on page 25, explaining that PREPA is currently subject to bankruptcy proceedings in U.S. District Court, and that if it does not have or does not obtain the funds necessary to satisfy its obligations to you under the contract, or if it terminates the contract early, your financial condition, results of operations and cash flows could be "materially and adversely affected." We also note your disclosure on page 58, stating that "substantially all" of your related party revenue is derived from Gulfport under a four-year contract that expires in September 2018.

Please expand your disclosure to address the uncertainty these matters present for your operations and liquidity, to comply with Instruction 3 to paragraph 303(a) of Regulation S-K, which states "The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition."

For example, clarify whether you have plans or expectations for contract extensions or renewals and describe any material effects of discontinuing these relationships or of any reasonably likely change in terms and provisions, as appropriate.

<u>Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies, page F-10</u>

<u>(h) Sand Reserves, page F-12</u>

6.   We note your disclosure indicating that you amortize mining property and development costs using the units-of-production method based on estimated measured tons of in-place reserves. Please clarify how such estimates compare to the proven and probable reserves that you disclose based on the guidance in Industry Guide 7. As you would ordinarily need to apply a recovery factor to estimate recoverable proven and probable reserves, explain the rationale underlying your stated policy, indicating you are amortizing costs over a larger quantity of minerals than you expect to produce, and submit any revisions that you believe would adequately clarify, or describe the basis for, your approach.

Note 17 – Reporting Segments and Geographic Areas, page F-36

7.   We see that you reconfigured the reportable segment disclosures for 2017 but have not continued to report the Well Services segment as may be required to comply with FASB ASC 280-10-50-16, notwithstanding your disclosure stating that you no longer consider this segment "to be significant to the understanding of results." If you properly conclude that a segment does not meet the criteria of being reportable under FASB ASC 280-10-50-12, and it was reportable in the prior year, you must also report that segment in the current year unless you determine that it is not "of continuing significance."

Please clarify whether you also consider the Well Services to be no longer of significance to your business and results of operations, as opposed to no longer significant to an understanding of results, and if this is the case, describe the manner by which you have assessed its significance. Indicate the extent to which its services are provided in conjunction with any services of your other segments, also the extent to which customers of this segment are also customers of your other segments. Tell us how you evaluated revenues, costs and operating income, and total assets of the segment for 2017.

In this regard, as you reported $129 million in assets for the Well Services segment at the end of the prior year, which is nearly 15% of total assets at the end of the current year, explain how you applied FASB ASC 280-10-50-12(c), in determining that total assets of the segment at the end of the recent fiscal year did not surpass the 10% threshold.

If assets of the segment have changed significantly over the year, provide us with a rollforward and explain the changes. Given that assets of the All Other category increased $195 million, to $244 million, also include a rollforward of this balance, and tell us how you considered its composition in identifying your reportable segments. Please include a schedule with your response, listing the amounts associated with each of the operating segments that you have combined in the All Other category.

8.   Please revise your disclosure to describe the sources of revenue included in the All Other category to comply with FASB ASC 280-10-50-15. If you associate specific subsidiaries with this category, also describe the nature of the revenue generating activities sufficiently to differentiate these from those of the reportable segments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please direct any questions regarding reserves and production to John Coleman, Mining Engineer, at (202) 551-3610. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc: Seth R. Molay, P.C.
         Akin Gump Strauss Hauer & Feld LLP